April 1, 2026

Adam Katz
Chief Executive Officer
Irenic Acquisition Corp.
767 Fifth Avenue, 15th Floor
New York, New York 10153

       Re: Irenic Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted March 25, 2026
           CIK No. 0002122505
Dear Adam Katz:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction